Millstreet Capital Acquisition Corp.

545 Boylston Street

8th Floor

Boston, Massachusetts 02116

VIA EDGAR SUBMISSION TYPE RW

September 30, 2022

Matthew Crispino

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Re: Millstreet Capital Acquisition Corp. Request for Withdrawal Registration Statement on Form S-1 (File No. 333-257775)

Dear Mr. Crispino:

On behalf of Millstreet Capital Acquisition Corp., a Delaware corporation and a special purpose acquisition company (the “Company”), the undersigned hereby requests that the Registration Statement on Form S-1 (File No. 333-257775, initially filed with the Securities and Exchange Commission (the “Commission”) on July 8, 2021, including all the exhibits thereto, as amended by Amendment No. 1 to the Registration Statement filed via EDGAR with the Commission on July 26, 2021, as amended by Amendment No. 2 to the Registration Statement filed via EDGAR with the Commission on July 30, 2021 (together, the “Registration Statement”), be withdrawn from registration with the Commission pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), due to unfavorable market conditions. The Company believes that the withdrawal of the Registration Statement, which has not been declared effective by the Commission, is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Registration Statement was filed to register units, each consisting of one share of common stock, par value $0.0001 per share, of the Company (“Common Stock”), and one-half redeemable warrant to purchase shares of Common Stock, in the Company’s initial public offering.

No securities have been issued or sold pursuant to the Registration Statement. The Company requests that the withdrawal of the Registration Statement be effective as of the date hereof and that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement may be used as an offset to the filing fees for future registration statements.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this request or require additional information, please do not hesitate to contact Jonathan H. Deblinger at Ellenoff Grossman & Schole LLP at (212) 370-1300 or by email at jdeblinger@egsllp.com.

Very truly yours,

By:	/s/ Brian Connolly
Brian Connolly
Co-Chief Executive Officer

By:	/s/ Craig Kelleher
Craig Kelleher
Co-Chief Executive Officer

cc:	Jonathan H. Deblinger Ellenoff Grossman & Schole LLP